

09055532

OMB APPROVAL

OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2008___ ENDING___December 31, 2008___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARDAN CAPITAL MARKETS LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

17 State Street, Suite 1600
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Urbach   646-465-9003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

FEB 23 2009

Washington, DC
101

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).

Sec 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



PROCESSED

MAR 04 2009

THOMSON REUTERS

OATH OR AFFIRMATION

I, _____Steven Urbach_____swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Chardan Capital Markets LLC_____,as of

December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This Report ** contains (check all applicable boxes):

☒ (a) Facing Page
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss)
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHARDAN CAPITAL MARKETS LLC

*REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION*

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Chardan Capital Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC as of December 31, 2008 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chardan Capital Markets LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 16, 2009

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 595,548
Due from broker	1,001,026
Securities owned, at market value	1,131,528
Securities owned, not readily marketable	16,803
Furniture and fixtures, computer equipment and software, and leasehold improvements, net	355,386
Other assets	121,435
	$ 3,221,726

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses	$ 971,254
Securities sold, but not yet purchased	198,745
	1,169,999
Members' equity	2,051,727
	$ 3,221,726

See notes to financial statements

-2-

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES

Commissions	$ 9,621,066
Investment banking and other fee income	10,676,089
Trading	(1,154,241)
Other income	125,860
	19,268,774

EXPENSES

Commission expense	5,576,001
Salaries and payroll costs	1,421,983
Market research	474,996
Clearing and execution fees	1,001,072
Occupancy	417,139
Professional Fees	1,429,334
Travel and entertainment	1,157,097
Operating expenses	1,345,319
	12,822,941

NET INCOME $ 6,445,833

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net income	$ 6,445,833
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	60,097
(Increase) decrease in assets:	
Due from broker	1,534,715
Securites owned	(373,670)
Securities owned, not readily marketable	217,344
Other assets	(16,073)
Increase (decrease) in liabilities:	
Accrued expenses	(426,067)
Securities sold, but not yet purchased	(1,306,342)
Total adjustments	(309,996)
Net cash provided by operating activities	6,135,837
Cash flows from investing activities	
Cash paid for the purchase of equipment	(218,001)
Net cash used in investing activities	(218,001)
Cash flows from financing activities	
Capital distributions	(6,536,581)
Net cash used in financing activities	(6,536,581)
NET CHANGE IN CASH	(618,745)
CASH - BEGINNING	1,214,293
CASH - END	$ 595,548
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 162,355
Interest	$ 4,716

CHARDAN CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	CLASS A	CLASS B	TOTAL
Balance - beginning	$ 2,076,470	$ 66,005	$ 2,142,475
Capital distributions	(6,536,581)	-	(6,536,581)
Net income	6,381,375	64,458	6,445,833
Balance - end	$ 1,921,264	$ 130,463	$ 2,051,727

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Chardan Capital Markets LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority and the Securities and Exchange Commission.   The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2008. The Company is located in New York City.

Furniture and Fixtures, Computer Equipment and Software, and Leasehold Improvements

Furniture and fixtures, computer equipment and software, and leasehold improvements are recorded at cost. Depreciation is recorded on accelerated methods over the estimated useful life of the related assets, three to five years.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City unincorporated business taxes.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions, trading activity and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned and securities sold, but not yet purchased are recorded at current market value.   Securities not readily marketable are valued at fair value as determined by management, which approximates estimated realizable value.   Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities or to the Company.

Investment Banking/Fee Income

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Allocation of Profits and Losses

Chardan Securities LLC ("Chardan") owns 100% of the outstanding Class A membership interest of the Company. Profits and losses are allocated 99% to the capital accounts of the Class A members and 1% to the capital accounts of Class B members.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that it's clearing firm, Jefferies & Company Inc.'s ("Jefferies") credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Jefferies records customer transactions on a settlement date basis, which is generally three business days after the trade date. Jefferies is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Jefferies may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Jefferies is charged back to the Company.

The Company, in conjunction with Jefferies, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Jefferies establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

---

2.   **FURNITURE AND FIXTURES, COMPUTER EQUIPMENT AND SOFTWARE**

Furniture and Fixtures, computer equipment, software consist of the following:

Furniture and fixtures	$189,786
Computer equipment and software	335,637
Leasehold improvements	91,308
	616,731
Accumulated depreciation	261,345
	$355,386

Depreciation expense was $60,097 for the year ended December 31, 2008.

3.   **SECURITIES OWNED**

Marketable securities owned consist of trading securities in U.S. public entities of $1,131,528 at quoted market value.

Restricted securities owned consist of securities in U.S. public entities of $4,203 at estimated market value.

4.   **COMMITMENTS AND CONTINGENCIES**

Lease

The Company entered into a lease for office space, which was amended and expires on July 31, 2013 and calls for monthly payments and specified escalations. Included in operations for 2008 is rent expense of approximately $417,000.

Future minimum lease payments are approximately as follows:

2009	$ 253,000
2010	256,000
2011	256,000
2012	256,000
2013	150,000
	$1,171,000

Letter of Credit

The Company was issued letter of credit of approximately $75,000 for the rent security deposit required for the office lease. The letter of credit is secured by a money market account, which is restricted and is included in other assets.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

6. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2008, the Company had net capital of $924,101, which was $786,101 in excess of its required net capital of $138,000. The Company had a percentage of aggregate indebtedness to net capital of 105% as of December 31, 2008.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 of the
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL

Members' equity	$ 2,051,727
Deductions and/charges:	
Nonallowable assets	493,624
Other deductions and/or charges	366,638
	860,262
Net capital before haircuts on security positions	1,191,465
Haircuts and undue concentration	267,364
NET CAPITAL	$ 924,101

AGGREGATE INDEBTEDNESS	$ 971,254
MINIMUM NET CAPITAL REQUIRED	$ 138,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 786,101
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	105%

Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 847,433
Audit adjustments - additional accrued liabilities and adjustments	76,668
Net Capital per above	$ 924,101

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Chardan Capital Markets LLC
New York, New York

In planning and performing our audit of the financial statements of Chardan Capital Markets LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 16, 2009

